UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Collegium Pharmaceutical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19459J104

(CUSIP Number)

Steve R. Bailey

c/o Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19459J104

1.	Name of Reporting Persons. Frazier Healthcare VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0 shares
		8.	Shared Voting Power 943,666 shares
		9.	Sole Dispositive Power 0 shares
		10.	Shared Dispositive Power 943,666 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 943,666 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 19459J104

1.	Name of Reporting Persons. FHM VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0 shares
		8.	Shared Voting Power 1,132,399 shares
		9.	Sole Dispositive Power 0 shares
		10.	Shared Dispositive Power 1,132,399 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,399 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 19459J104

1.	Name of Reporting Persons. FHM VI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0 shares
		8.	Shared Voting Power 1,132,399 shares
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 1,132,399 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,399 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 19459J104

1.	Name of Reporting Persons. James Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0 shares
		8.	Shared Voting Power 1,132,399 shares
		9.	Sole Dispositive Power 0 shares
		10.	Shared Dispositive Power 1,132,399 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,399 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 19459J104

1.	Name of Reporting Persons. Patrick Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0 shares
		8.	Shared Voting Power 1,132,399 shares
		9.	Sole Dispositive Power 0 shares
		10.	Shared Dispositive Power 1,132,399 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,399 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 19459J104

1.	Name of Reporting Persons. Alan Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0 shares
		8.	Shared Voting Power 1,132,399 shares
		9.	Sole Dispositive Power 0 shares
		10.	Shared Dispositive Power 1,132,399 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,399 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 19459J104

1.	Name of Reporting Persons. Nader Naini
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0 shares
		8.	Shared Voting Power 1,132,399 shares
		9.	Sole Dispositive Power 0 shares
		10.	Shared Dispositive Power 1,132,399 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,399 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 19459J104

1.	Name of Reporting Persons. Nathan Every
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power 0 shares
		8.	Shared Voting Power 1,132,399 shares
		9.	Sole Dispositive Power 0 shares
		10.	Shared Dispositive Power 1,132,399 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,132,399 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the statement on Schedule 13D filed on March 24, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 as filed with the Securities and Exchange Commission on February 26, 2018 (“Amendment 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the Common Stock of Collegium Pharmaceutical, Inc. (the “Issuer”), having its principal executive office at 780 Dedham Street, Canton, MA 02021. Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D, as amended by Amendment 1, are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), FH VI purchased from the Issuer in a series of private transactions 4,019,183 shares of Series A Convertible Preferred Stock (“Series A Stock”), 1,533,399 shares of Series B Convertible Preferred Stock (“Series B Stock”), 2,705,585 shares of Series C Convertible Preferred Stock (“Series C Stock”) and 3,676,078 shares of Series D Convertible Preferred Stock (“Series D Stock”) for an aggregate purchase price of $14,379,220. At the time of the IPO, FH VI purchased 150,000 shares of Common Stock of the Issuer at the IPO price of $12.00 per share. Immediately prior to the closing of the IPO, the shares of Series A Stock, Series B Stock, Series C Stock and Series D Stock held by FH VI automatically converted into 1,737,332 shares of Common Stock of the Issuer, resulting in FH VI holding a total of 1,877,332 shares of the Issuer’s Common Stock at such time. On January 22, 2020, FH VI effected an in-kind pro rata stock distribution, pursuant to which it distributed a total of 943,666 shares of the Issuer’s Common Stock to its limited partners and general partner. FH VI holds 943,666 shares of the Issuer’s Common Stock as of the date of this filing (the “FH VI Shares”) and FHM VI LP holds 188,733 shares of the Issuer’s Common Stock as of the date of this filing (the “FH VI LP Shares”).

The working capital of FH VI was the source of the funds for the purchase of the FH VI Shares. FHM VI LP received the FH VI LP Shares as a result of the in-kind distribution that FH VI effected on January 22, 2020. No part of the purchase price of the FH VI Shares or the FH VI LP Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FH VI Shares or FH VI LP Shares, as the case may be.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)

FH VI is the record owner of the FH VI Shares. As the sole general partner of FH VI, FHM VI LP may be deemed to own beneficially the FH VI Shares. As the sole general partner of FHM VI LP, FHM VI LLC may be deemed to own beneficially the FH VI Shares. As members of FHM VI LLC, each of the Members may be deemed to own beneficially the FH VI Shares. Each Reporting Person disclaims beneficial ownership of all FH VI Shares other than those shares which such person owns of record.

FHM VI LP is the record owner of the FH VI LP Shares. As the sole general partner of FHM VI LP, FHM VI LLC may be deemed to own beneficially the FH VI LP Shares. As members of FHM VI LLC, each of the Members may be deemed to own beneficially the FH VI LP Shares. Each Reporting Person disclaims beneficial ownership of all FH VI LP Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 33,527,077 shares of Common Stock outstanding on October 31, 2019, as set forth in the Issuer’s Form 10-Q filed on November 6, 2019.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FH VI:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
1/22/2020	In-Kind Stock Distribution*	943,666	Common Stock	N/A

*FH VI effected an in-kind pro rata stock distribution, pursuant to which it distributed a total of 943,666 shares of the Issuer’s Common Stock to its limited partners and general partner.

FHM VI LP:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
1/22/2020	In-Kind Stock Distribution**	188,733	Common Stock	N/A

**Received 188,733 shares of the Issuer’s Common Stock from FH VI as a result of its in-kind stock distribution.

FHM VI LLC:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Frazier:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Naini:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Every:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FH VI Shares or FH VI LP Shares, as the case may be, beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2020	FRAZIER HEALTHCARE VI, L.P.
By FHM VI, L.P., its general partner
By FHM VI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 24, 2020	FHM VI, L.P.
By FHM VI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 24, 2020	FHM VI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 24, 2020	By:	*
James Topper

Date: January 24, 2020	By:	*
Patrick Heron

Date: January 24, 2020	By:	*
Alan Frazier

Date: January 24, 2020	By:	*
Nader Naini

Date: January 24, 2020	By:	*
Nathan Every

Date: January 24, 2020	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on February 16, 2016.